EXHIBIT 23

Independent Auditors' Consent

The Thrift Plan Plus Committee of the Mississippi
Chemical Corporation Thrift Plan Plus:

We consent to incorporation by reference in the registration statement (No. 33-59577) on Form S-8 of Mississippi Chemical Corporation of our report dated May 31, 2003, with respect to the statements of net assets available for benefits of the Mississippi Chemical Corporation Thrift Plan Plus as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended December 31, 2002 and 2001, and the related supplemental schedule, which report appears in the December 31, 2002, annual report on Form 11-K of Mississippi Chemical Corporation Thrift Plan Plus.

/s/ KPMG LLP

Jackson, Mississippi
June 26, 2003